Egan-Jones Ratings Company

2025 Form NRSRO Annual Certification

Exhibit 1 Credit Ratings Performance Statistics

Attached please find the Rating Transition and Default Rates listed as follows:

• Financial Institutions, Brokers, or Dealers - 1-year, 3-year and 10-year Transition and Default Rates

• Insurance Companies - 1-year, 3-year and 10-year Transition and Default Rates

• Corporate Issuers - 1-year, 3-year and 10-year Transition and Default Rates

Financial Institutions, Brokers, or Dealers - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2023 through December 31, 2024)

Credit Ratings as of 12/31/2023		Credit Ratings as of 12/31/2024 (Percent)																						Other Outcomes during 12/31/2023-12/31/2024 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (Other)
AAA	1																								100.0%
AA+	2		100.0%																						
AA	4			50.0%		25.0%																			25.0%
AA-	16				75.0%	12.5%																			12.5%
A+	41					73.2%	14.6%	4.9%																	7.3%
A	139						84.2%	6.5%	0.7%															0.7%	7.9%
A-	157							81.6%	10.2%	0.6%														0.6%	7.0%
BBB+	122							1.6%	87.8%	4.1%														0.8%	5.7%
BBB	92								3.3%	78.2%	2.2%													3.3%	13.0%
BBB-	48										85.4%	6.3%													8.3%
BB+	5											60.0%													40.0%
BB	3												33.4%											33.3%	33.3%
BB-	1													100.0%											
B+	3													33.4%	33.3%										33.3%
B	3															66.7%									33.3%
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	1																								100.0%
C	0																								
Total	638																								

Financial Institutions, Brokers, or Dealers - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2021 through December 31, 2024)

Credit Ratings as of 12/31/2021		Credit Ratings as of 12/31/2024 (Percent)																					Other Outcomes during 12/31/2021-12/31/2024 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (Other)
AAA	1																									100.0%
AA+	3		33.4%	33.3%																					33.3%
AA	6			33.3%		16.7%																			50.0%
AA-	20				50.0%	5.0%	5.0%	15.0%	5.0%																20.0%
A+	43					44.2%	11.6%	2.3%	14.0%																27.9%
A	148					3.4%	54.0%	5.4%	3.4%	2.7%														2.0%	29.1%
A-	190					2.1%	4.7%	41.7%	7.4%	2.1%	2.6%													0.5%	38.9%
BBB+	144					0.7%	1.4%	4.2%	48.5%	4.9%	5.6%												1.4%	1.4%	31.9%
BBB	79							1.3%	11.4%	51.8%	3.8%												1.3%	3.8%	26.6%
BBB-	32							3.1%		9.4%	46.8%	6.3%													34.4%
BB+	5									20.0%		20.0%													60.0%
BB	4										25.0%	25.0%												25.0%	25.0%
BB-	1													100.0%											
B+	4												25.0%		25.0%										50.0%
B	1															100.0%									
B-	1																								100.0%	
CCC+	1															100.0%									
CCC	0																								
CCC-	0																								
CC	1																								100.0%
C	0																								
Total	684																								

Financial Institutions, Brokers, or Dealers - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2014 through December 31, 2024)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2024 (Percent)																					Other Outcomes during 12/31/2014-12/31/2024 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (Other)
AAA	0																								
AA+	0																								
AA	2						50.0%	50.0%																	
AA-	3				33.4%		33.3%																		33.3%
A+	10					10.0%	30.0%	20.0%	10.0%																30.0%
A	19					15.8%	26.2%		26.3%	5.3%	5.3%														21.1%
A-	12						24.9%	16.7%	16.7%		16.7%												8.3%		16.7%
BBB+	13						30.8%		15.4%														7.7%		46.1%
BBB	16						6.3%	12.5%	6.3%	12.5%	6.3%														56.1%
BBB-	9							11.1%		44.5%	22.2%	11.1%													11.1%
BB+	4									100.0%															
BB	9								22.2%	11.1%		11.1%													55.6%
BB-	2								50.0%	50.0%															
B+	4									25.0%				25.0%											50.0%
B	2									50.0%													50.0%		
B-	4																								100.0%
CCC+	0																								
CCC	1																								100.0%
CCC-	0																								
CC	2																								100.0%
C	1																						100.0%		
Total	113																								

Insurance Companies - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2023 through December 31, 2024)

Credit Ratings as of 12/31/2023		Credit Ratings as of 12/31/2024 (Percent)																					Other Outcomes during 12/31/2023-12/31/2024 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (Other)
AAA	0																								
AA+	0																								
AA	0																								
AA-	1				100.0%																				
A+	5					80.0%		20.0%																	
A	17						94.1%	5.9%																	
A-	10						30.0%	60.0%																	10.0%
BBB+	14								78.6%		14.3%														7.1%
BBB	19								10.5%	84.2%	5.3%														
BBB-	8										87.5%	12.5%													
BB+	5										20.0%	40.0%	40.0%												
BB	2												50.0%												50.0%
BB-	2													100.0%											
B+	3														100.0%										
B	1																								100.0%
B-	1																								100.0%
CCC+	0																								
CCC	0																								
CCC-	2																		50.0%		50.0%				
CC	1																				100.0%				
C	0																								
Total	91																								

Insurance Companies - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2021 through December 31, 2024)

Credit Ratings as of 12/31/2021		Credit Ratings as of 12/31/2024 (Percent)																					Other Outcomes during 12/31/2021-12/31/2024 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (Other)
AAA	0																								
AA+	0																								
AA	0																								
AA-	1								100.0%																
A+	5					60.0%	40.0%																		
A	13						61.5%	23.1%			7.7%														7.7%
A-	16					6.3%	43.5%	18.8%		6.3%	6.3%	6.3%													12.5%
BBB+	17						11.8%	11.8%	17.7%	17.6%	17.6%	5.9%													17.6%
BBB	18								38.9%	44.4%	5.6%														11.1%
BBB-	5										80.0%	20.0%													
BB+	1										100.0%														
BB	1												100.0%												
BB-	3												33.4%	33.3%											33.3%
B+	5														60.0%									20.0%	20.0%
B	1																								100.0%
B-	0																								
CCC+	0																								
CCC	1																			100.0%					
CCC-	2																		50.0%						50.0%
CC	1																				100.0%				
C	0																								
Total	90																								

Insurance Companies - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2014 through December 31, 2024)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2024 (Percent)																						Other Outcomes during 12/31/2014-12/31/2024 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (Other)
AAA	0																								
AA+	1																								100.0%
AA	0																								
AA-	3						100.0%																		
A+	2						50.0%																		50.0%
A	9					11.1%		22.3%	22.2%		11.1%	22.2%													11.1%
A-	8						25.0%		25.0%	12.5%	12.5%														25.0%
BBB+	9							33.4%		11.1%	33.3%	11.1%													11.1%
BBB	7							14.3%	14.3%	14.3%	14.3%			14.3%											28.5%
BBB-	2									50.0%	50.0%														
BB+	3									33.4%	33.3%										33.3%				
BB	1							100.0%																	
BB-	1							100.0%																	
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	46																								

Corporate Issuers - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2023 through December 31, 2024)

Credit Ratings as of 12/31/2023		Credit Ratings as of 12/31/2024 (Percent)																					Other Outcomes during 12/31/2023-12/31/2024 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (Other)
AAA	2	100.0%																							
AA+	21		90.4%		4.8%	4.8%																			
AA	63			82.5%	4.8%	6.3%		1.6%																	4.8%
AA-	137				84.0%	7.3%	3.6%		0.7%																4.4%
A+	188					85.1%	4.3%	2.1%		0.5%															8.0%
A	264					0.8%	80.9%	6.1%	4.2%	0.8%	0.8%														6.4%
A-	248						0.4%	81.4%	8.5%	1.6%															8.1%
BBB+	361							1.9%	82.5%	5.0%	1.7%	1.1%		0.3%										0.3%	7.2%
BBB	329								3.3%	78.2%	8.5%	2.4%			0.3%										7.3%
BBB-	266								0.4%	7.1%	68.4%	10.9%	1.9%	0.4%	1.1%										9.8%
BB+	212									1.4%	5.7%	59.0%	19.3%	2.8%	0.5%										11.3%
BB	345										1.2%	4.3%	56.8%	22.0%	2.0%	0.3%	0.3%						0.3%	1.2%	11.6%
BB-	612									0.2%	0.2%	0.2%	3.6%	63.0%	19.1%	1.3%	0.5%	0.2%						1.1%	10.6%
B+	493											0.6%	3.4%	70.6%	11.6%	1.4%								1.2%	11.2%
B	273										0.4%	0.7%	2.9%	5.5%	69.5%	5.9%	1.1%							1.5%	12.5%
B-	126													7.1%	7.1%	57.2%	11.9%							3.2%	13.5%
CCC+	81														1.2%	11.1%	60.7%	12.3%	1.2%				1.2%		12.3%
CCC	57														1.8%	7.0%	8.8%	56.1%	3.5%						22.8%
CCC-	36																	5.6%	5.6%	66.6%					22.2%
CC	36																	2.8%	5.6%	11.1%	49.9%				30.6%
C	7																	14.3%	28.5%	14.3%		14.3%			28.6%
Total	4157																								

Corporate Issuers - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2021 through December 31, 2024)

Credit Rating (as of 12/31/2021)	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (Other)
AAA	4	50.0%	25.0%																						25.0%
AA+	15		86.6%		6.7%																				6.7%
AA	52		5.8%	71.2%	1.9%	5.8%	3.8%	1.9%																	9.6%
AA-	106			7.5%	67.9%	5.7%	3.8%	0.9%																	14.2%
A+	159			1.3%	11.3%	68.6%	5.0%	2.5%	0.6%	1.3%														0.6%	8.8%
A	218				1.8%	8.3%	55.5%	5.0%	4.6%	1.4%	0.5%	0.9%												1.8%	20.2%
A-	259				0.4%	6.6%	13.5%	48.4%	8.5%	3.9%	1.2%	0.4%	0.8%		0.4%								0.4%	0.4%	15.1%
BBB+	287					1.0%	3.5%	10.8%	62.6%	4.2%	3.8%	1.7%	0.7%		0.3%								0.3%	0.3%	10.8%
BBB	329						3.0%	5.2%	15.2%	48.7%	6.1%	2.1%		0.3%	1.2%		0.3%							1.2%	16.7%
BBB-	250					0.4%	0.8%	2.0%	6.0%	16.8%	37.6%	8.8%	5.2%	1.2%	0.8%			0.4%					0.8%		19.2%
BB+	226					0.4%	0.4%	1.8%	3.1%	4.9%	11.9%	27.1%	13.7%	5.8%	3.1%	1.3%	0.4%							3.1%	23.0%
BB	346								2.6%	2.6%	4.9%	9.8%	25.1%	17.1%	5.5%	0.3%	0.6%		0.3%					2.3%	28.9%
BB-	491							0.4%	0.2%	1.6%	2.6%	2.2%	6.5%	29.8%	22.2%	3.1%	0.2%		0.2%					3.9%	27.1%
B+	423								0.2%	1.2%	2.4%	1.7%	2.8%	7.1%	39.8%	12.1%	2.1%	1.2%						2.4%	27.0%
B	232									0.9%	2.2%	1.7%	5.6%	5.2%	8.2%	31.5%	6.0%		0.9%					4.7%	33.1%
B-	150								0.7%	2.0%	0.7%	2.0%	1.3%	8.7%	5.3%	12.7%	22.0%	12.7%	2.0%				0.7%	2.7%	26.5%
CCC+	103									1.9%	1.0%	1.9%	4.9%	3.9%	8.7%	4.9%	9.7%	23.3%	5.8%	1.0%	1.0%		2.9%		29.1%
CCC	80											1.3%	1.3%	2.5%	7.5%	15.0%	8.8%	8.8%	21.3%	6.3%			1.3%	1.3%	24.6%
CCC-	47											4.3%		4.3%	2.1%		2.1%	12.8%	6.4%	27.7%	6.4%		2.1%		31.8%
CC	63											3.2%			1.6%	1.6%	3.2%	6.3%	4.8%	14.3%	22.2%		4.8%	1.6%	36.4%
C	16																6.3%			6.3%	6.3%	6.3%	12.5%		62.3%
Total	3856																								

Corporate Issuers - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2014 through December 31, 2024)

Credit Rating as of 12/31/2014	Number of Ratings Outstanding	Credit Ratings as of 12/31/2024 (Percent)																					Other Outcomes during 12/31/2014-12/31/2024 (Percent)		
Credit Rating		AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (Other)
AAA	1	[orange]		100.0%																					
AA+	6		16.7%	16.7%	16.7%	33.2%					16.7%														
AA	22			23.0%	4.5%	9.1%	13.6%	13.6%	4.5%	4.5%	4.5%	4.5%													18.2%
AA-	40				15.0%	20.0%	20.0%	10.0%	17.5%	5.0%					2.5%	2.5%									7.5%
A+	85			1.2%	2.4%	9.4%	16.5%	10.6%	10.6%	9.4%	3.5%	4.7%	5.9%				1.2%								24.6%
A	104					11.5%	11.5%	14.4%	14.4%	7.7%	3.8%	3.8%	1.0%	1.9%	1.9%	1.0%									27.1%
A-	119				0.8%	3.4%	5.9%	6.7%	15.1%	17.6%	7.6%	4.2%	2.5%	3.4%	0.8%					0.8%					31.2%
BBB+	127					3.1%	4.7%	3.1%	15.7%	15.7%	10.2%	4.7%	6.3%	4.7%	0.8%	2.4%			0.8%				1.6%		26.2%
BBB	121					2.5%	4.1%	3.3%	14.0%	19.0%	7.4%	5.8%	5.8%	0.8%	3.3%	0.8%	0.8%	0.8%					0.8%		30.8%
BBB-	96				1.0%			3.1%	7.3%	11.5%	10.4%	5.2%	4.2%	4.2%	2.1%	5.2%	6.3%	1.0%					2.1%		36.4%
BB+	104				1.0%	4.8%		4.8%	4.8%	5.8%	11.5%	8.7%	4.8%	4.8%	2.9%	2.9%	2.9%	1.9%	1.9%				1.0%	1.0%	34.5%
BB	69					1.4%	2.9%	1.4%	2.9%	5.8%	4.3%	2.9%	5.8%	8.7%	7.2%	4.3%	2.9%	4.3%		1.4%			2.9%		40.9%
BB-	49					2.0%		4.1%		6.1%	4.1%	6.1%	2.0%	6.1%		8.2%	4.1%			2.0%			12.2%		43.0%
B+	60							3.3%	1.7%	5.0%	6.7%	1.7%	5.0%	3.3%	3.3%		1.7%	1.7%	1.7%				10.0%		54.9%
B	50							2.0%	2.0%	2.0%		4.0%	6.0%	12.0%	4.0%	2.0%	8.0%						10.0%		48.0%
B-	39						2.6%				2.6%	2.6%	5.1%	5.1%	5.1%	2.6%							15.4%		58.9%
CCC+	10									10.0%			10.0%					[orange]			10.0%				70.0%
CCC	21											4.8%			9.5%				[orange]	4.8%			33.3%		47.6%
CCC-	3																			[orange]			33.3%		66.7%
CC	6					16.7%	16.7%												16.7%		16.7%		33.2%		
C	6																					[orange]	33.3%		66.7%
Total	1138																								

Financial Institutions, Brokers, or Dealers - 1-Year Transition and Default Rates (Short-Term Credit Ratings)
(December 31, 2023 through December 31, 2024)

Credit Ratings as of 12/31/2023		Credit Ratings as of 12/31/2024 (Percent)						Other Outcomes during 12/31/2023-12/31/2024 (Percent)		
Credit Rating	Number of Ratings Outstanding	A1+	A1	A2	A3	B	C	Default	Paid off	Withdrawn (Other)
A1+	313	82.5%	8.6%							8.9%
A1	282	3.9%	82.3%	2.1%						11.7%
A2	28		21.4%	64.4%	7.1%					7.1%
A3	3				100.0%					
B	1									100.0%
C	0									
Total	627									

Financial Institutions, Brokers, or Dealers - 3-Year Transition and Default Rates (Short-Term Credit Ratings)
(December 31, 2021 through December 31, 2024)

Credit Ratings as of 12/31/2021		Credit Ratings as of 12/31/2024 (Percent)						Other Outcomes during 12/31/2021-12/31/2024 (Percent)		
Credit Rating	Number of Ratings Outstanding	A1+	A1	A2	A3	B	C	Default	Paid off	Withdrawn (Other)
A1+	325	52.0%	12.6%	0.6%						34.8%
A1	328	8.8%	53.1%	3.7%	0.3%					34.1%
A2	18		22.2%	27.8%	11.1%					38.9%
A3	4				25.0%					75.0%
B	4				25.0%					75.0%
C	2									100.0%
Total	681									

Financial Institutions, Brokers, or Dealers - 10-Year Transition and Default Rates (Short-Term Credit Ratings)
(December 31, 2014 through December 31, 2024)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2024 (Percent)						Other Outcomes during 12/31/2014-12/31/2024 (Percent)		
Credit Rating	Number of Ratings Outstanding	A1+	A1	A2	A3	B	C	Default	Paid off	Withdrawn (Other)
A1+	25	36.0%	44.0%							20.0%
A1	53	17.0%	35.8%	5.7%	1.9%					39.6%
A2	16	6.3%	37.5%	6.3%	6.3%					43.6%
A3	3		66.7%		33.3%					
B	6		50.0%							50.0%
C	7		14.3%					14.3%		71.4%
Total	110									

Insurance Companies - 1-Year Transition and Default Rates (Short-Term Credit Ratings)
(December 31, 2023 through December 31, 2024)

Credit Ratings as of 12/31/2023		Credit Ratings as of 12/31/2024 (Percent)						Other Outcomes during 12/31/2023-12/31/2024 (Percent)		
Credit Rating	Number of Ratings Outstanding	A1+	A1	A2	A3	B	C	Default	Paid off	Withdrawn (Other)
A1+	24	95.8%	4.2%							
A1	43	7.0%	76.7%	7.0%						9.3%
A2	11		18.2%	81.8%						
A3	1				100.0%					
B	0									
C	0									
Total	79									

Insurance Companies - 3-Year Transition and Default Rates (Short-Term Credit Ratings)
(December 31, 2021 through December 31, 2024)

Credit Ratings as of 12/31/2021		Credit Ratings as of 12/31/2024 (Percent)						Other Outcomes during 12/31/2021-12/31/2024 (Percent)		
Credit Rating	Number of Ratings Outstanding	A1+	A1	A2	A3	B	C	Default	Paid off	Withdrawn (Other)
A1+	24	75.0%	25.0%							
A1	42	14.3%	57.2%	9.5%						19.0%
A2	11		36.3%	36.4%	9.1%					18.2%
A3	6			16.7%						83.3%
B	3									100.0%
C	4									100.0%
Total	90									

Insurance Companies - 10-Year Transition and Default Rates (Short-Term Credit Ratings)
(December 31, 2014 through December 31, 2024)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2024 (Percent)						Other Outcomes during 12/31/2014-12/31/2024 (Percent)		
Credit Rating	Number of Ratings Outstanding	A1+	A1	A2	A3	B	C	Default	Paid off	Withdrawn (Other)
A1+	8	37.5%	37.5%	12.5%						12.5%
A1	28	25.0%	32.1%	17.9%	3.6%					21.4%
A2	8		50.0%	12.5%						37.5%
A3	1		100.0%							
B	1	100.0%								
C	0									
Total	46									

Corporate Issuers - 1-Year Transition and Default Rates (Short-Term Credit Ratings)
(December 31, 2023 through December 31, 2024)

Credit Ratings as of 12/31/2023		Credit Ratings as of 12/31/2024 (Percent)						Other Outcomes during 12/31/2023-12/31/2024 (Percent)		
Credit Rating	Number of Ratings Outstanding	A1+	A1	A2	A3	B	C	Default	Paid off	Withdrawn (Other)
A1+	906	87.0%	6.3%							6.7%
A1	1086	2.1%	82.7%	1.6%	0.6%					13.0%
A2	113		16.8%	28.3%	5.3%					49.6%
A3	60		5.0%	5.0%	16.7%					73.3%
B	14									100.0%
C	8									100.0%
Total	2187									

Corporate Issuers - 3-Year Transition and Default Rates (Short-Term Credit Ratings)
(December 31, 2021 through December 31, 2024)

Credit Ratings as of 12/31/2021		Credit Ratings as of 12/31/2024 (Percent)						Other Outcomes during 12/31/2021-12/31/2024 (Percent)		
Credit Rating	Number of Ratings Outstanding	A1+	A1	A2	A3	B	C	Default	Paid off	Withdrawn (Other)
A1+	775	77.2%	7.6%	0.1%						15.1%
A1	1032	10.2%	62.1%	1.9%	0.6%					25.2%
A2	753	0.5%	15.4%	2.5%	0.5%					81.1%
A3	649	0.2%	5.2%	0.5%	1.2%					92.9%
B	368		4.1%	0.5%				0.3%		95.1%
C	238		0.8%					1.7%		97.5%
Total	3815									

Corporate Issuers - 10-Year Transition and Default Rates (Short-Term Credit Ratings)
(December 31, 2014 through December 31, 2024)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2024 (Percent)						Other Outcomes during 12/31/2014-12/31/2024 (Percent)		
Credit Rating	Number of Ratings Outstanding	A1+	A1	A2	A3	B	C	Default	Paid off	Withdrawn (Other)
A1+	261	44.8%	26.4%	0.4%						28.4%
A1	453	12.1%	39.7%	2.0%				0.9%		45.3%
A2	172	7.6%	23.8%	1.2%	1.2%			2.3%		63.9%
A3	116	4.3%	19.8%	0.9%				12.1%		62.9%
B	85	1.2%	3.5%					12.9%		82.4%
C	38		2.6%					26.3%		71.1%
Total	1125									

The rating definitions and the definition of default are presented below. They are also publicly available at the following web address: https://www.egan-jones.com/understanding-ratings/rating-definitions/

Long-Term Credit Rating Definitions
AAA
Egan-Jones expects AAA ratings to have the highest level of creditworthiness with the lowest sensitivity to evolving credit conditions.
AA
Egan-Jones expects AA ratings to have a higher level of creditworthiness with very low sensitivity to evolving credit conditions.
A
Egan-Jones expects A ratings to have the high level of creditworthiness with low sensitivity to evolving credit conditions.
BBB
Egan-Jones expects BBB ratings to have the moderate level of creditworthiness with moderate sensitivity to evolving credit conditions.
BB, B, CCC, CC, and C
Obligations rated 'BB,' 'B,' 'CCC,' 'CC,' and 'C' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.
BB
Egan-Jones expects BB ratings to have a low level of creditworthiness with high sensitivity to evolving credit conditions.
B
Egan-Jones expects B ratings to have a lower level of creditworthiness with higher sensitivity to evolving credit conditions.
CCC
Egan-Jones expects CCC ratings to have a lowest level of creditworthiness with highest sensitivity to evolving credit conditions.
CC
Egan-Jones expects CC ratings to have the lowest level of creditworthiness and some expectation of recovery.
C
Egan-Jones expects C ratings to have the lowest level of creditworthiness and little expectation of recovery.
D
Egan-Jones expects D ratings to have the no determinable level of creditworthiness with uncertain recovery expectations.

An obligation rated D is in payment default. The D rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Egan-Jones believes that such payments will be made during such grace period. The D rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Plus (+) or minus (-)
The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.
NR
This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Egan-Jones does not rate a particular obligation as a matter of policy.

Short-Term Credit Rating Definitions

A-1
A-1 ratings have the highest short-term creditworthiness.
A-2
A-2 ratings have a higher short-term creditworthiness.
A-3
A-3 ratings have moderate short-term creditworthiness.
B
B ratings have a low short-term creditworthiness.
C
C ratings have the lowest short-term creditworthiness.
D
D ratings have no discernable short-term creditworthiness.

A short-term obligation rated D is in payment default. The D rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Egan-Jones believes that such payments will be made during such grace period. The D rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

The rating history is publicly available at the following web address:

https://www.egan-jones.com/regulatory/sec-rule-17g-7/

For other annual certification documents, please visit

http://www.egan-jones.com/regulatory/form-nrsro/